FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                                      1934


                                  May 11, 2007

                        Commission File Number 001-14978


                               SMITH & NEPHEW plc
                               (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: May 11, 2007
                                                 By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary






Smith & Nephew enters the negative pressure wound therapy market through the acquisition of BlueSky Medical Group, Inc

11 May 2007

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces that its Advanced Wound Management business has agreed to purchase BlueSky Medical Group, Inc ("BlueSky"), a privately-held company headquartered in Carlsbad, California, from its founders for an initial payment of $15 million. The company has developed products for treating chronic wounds using negative pressure wound therapy ("NPWT") and manufactures a range of negative pressure pumps and wound dressing kits to serve its global customer base.

The market for NPWT is the fastest growing segment of the woundcare market. It has expanded rapidly in recent years and is now estimated to be a global market worth $1.2 billion in 2006. The market is growing at an annual rate in excess of 12% in the United States and greater than 25% in non-US markets. NPWT is a technology used to treat chronic wounds such as diabetic ulcers, pressure sores, and post-operative and hard-to-heal wounds. NPWT aids the more rapid healing of wounds by the application of sub-atmospheric pressure to an open wound. Smith & Nephew does not currently operate in this market segment. The two founders of BlueSky, Richard Weston and Tim Johnson will assist in integrating the business into Smith & Nephew's Advanced Wound Management business.

Smith & Nephew has agreed to pay $15 million initially with further milestone payments of up to $95 million related to revenues and other events. BlueSky had revenues of approximately $11 million from its distributors in 2006 (equivalent to $55 million in market sales) and net assets of under $1 million. The acquisition of BlueSky is expected to dilute Smith & Nephew's 2007 earnings by around 1%, to be broadly neutral in 2008 and to be accretive from 2009 onwards. The impact in 2007 will be to reduce the trading margin of the Advanced Wound Management business by approximately 1% (approximately 2% in the second half).

BlueSky has been engaged in litigation with KCI, another NPWT business, and was recently successful in its defence of a patent infringement suit. Although this decision is the subject of an appeal, Smith & Nephew believes that BlueSky's products do not infringe KCI patents.

David Illingworth, Chief Operating Officer of Smith & Nephew, said:

"We are very pleased to acquire this business which gives us immediate entry into the negative pressure wound therapy market, the fastest growing segment of the advanced wound care market. This significantly improves the long term growth prospects of the Advanced Wound Management business of Smith & Nephew."

Joe Woody, President of Smith & Nephew's Advanced Wound Management Division, said:

"We are very excited by this acquisition and the market position that this will give us. We look forward to adding BlueSky's products to our customer solutions for hard-to-heal wounds and to working with these exciting products. With our global scale, distribution channels and customer understanding we can effectively leverage BlueSky's sales and profits into a substantial business."

Enquiries

Investors
Liz Hewitt                                              +44 (0) 20 7401 7646
Group Director Corporate Affairs
Smith & Nephew

Media
David Yates                                             +44 (0) 20 7831 3113
Financial Dynamics - London

Jonathan Birt                                           +1 (212) 850 5634
Financial Dynamics - New York

About Smith & Nephew

Smith & Nephew is a global medical technology business, specialising in Orthopaedic Reconstruction, Orthopaedic Trauma and Clinical Therapies, Endoscopy and Advanced Wound Management products. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people's lives. The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The Company has 8,800 employees and operates in 31 countries around the world generating annual sales approaching $2.8 billion.

About BlueSky Medical Group Inc.

BlueSky Medical Group Inc. was formed in 2003 and is based in Carlsbad, California. The company had revenues of approximately $11m from its distributors in 2006, which is equivalent to $55m in market sales. The company had net assets of under $1m at the end of 2006.

The company has approximately 4,000 pumps in the market, which is about a 5% market share. For further information, see the company's website at http://www.blueskymedical.com.

Forward-Looking Statements

This press release contains certain "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and trading margins discussed under "Outlook" are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew's expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.